POWERHANDZ™

TRAIN WITH PURPOSE

ATHLETIC TRAINING | TECHNOLOGY | REHABILITATION

POWERHANDZ®

EXECUTIVE SUMMARY



POWERHANDZ IS A GLOBAL COMPANY WITH THREE AREAS OF FOCUS: ATHLETIC TRAINING PRODUCTS, TECHNOLOGY AND REHABILITATION.

MISSION

TO HELP ATHLETES AND PATIENTS WITH SKILL DEVELOPMENT, INJURY PREVENTION AND INJURY RECOVERY.

VISION

POWERHANDZ PRODUCTS ARE USED TO ENHANCE THE LIVES OF PEOPLE IN EVERY SCHOOL, TRAINING FACILITY AND SPORTS & REHABILITATION CLINIC AROUND THE WORLD.

MARKET PROJECTIONS

US SPORTING GOODS MARKET



$75 BILLION — 2020
$73 BILLION — 2019
$71 BILLION — 2018
$69 BILLION — 2017
$67 BILLION — 2016
$63 BILLION — 2015

EQUIPMENT MARKET:
BASEBALL- $530M
FOOTBALL- $546M
BASKETBALL- $14B

POWERHANDZ®

REHABILITATION DEVICE/ EQUIPMENT MARKET


BILLIONS
18
17.1
16.2
15.3
14.4
13.5
12.6
11.7
10.8
9.9
9
8.1
7.2
6.3
5.4
4.5
3.6
2.7
1.8
0.9
0
2016
2025

10.5 Billion

17.5 Billion

POWERHANDZ®

THE PROBLEM


POWERHANDZ

STRENGTH & SKILLS ARE DEVELOPED

Building muscle memory, grip strength, speed and agility results from continuous development. POWERHANDZ products will assist with skill development, injury prevention and injury recovery for youth and professional athletes and patients suffering from a musculoskeletal injury of the hand, elbow and shoulder.

POWERHANDZ®

THE SOLUTION


POWERHAND

PH WEIGHTED GLOVES WITH POWERSENS TECH

POWERHANDZ Weighted Gloves provide added resistance to help strengthen hand and arm muscles. Depending upon the sport or musculoskeletal issue, the weight on the front of the hand and the palm material is customized to fit the ergonomics of the sport or rehabilitation need.

- Basketball
- Football
- Boxing / MMA
- Baseball / Softball
- Golf
- Musculoskeletal injuries of the Hand and Fingers, Wrist and Shoulder

GPM: 70% Non-Tech

Retail: $69.99

GPM: 55% Tech

Retail: $100.00/$140.00

POWERHANDZ®

THE SOLUTION


POWERHANDZ

DRIBBLESLEEVE

Removable basketball wrap is placed around the circumference of a basketball, decreasing control when dribbling or catching the ball.

GPM: 83%
Retail: $19.99



POWERARCH

The POWERARCH is a first of its kind training accessory designed to force a ball handler on the basketball court to stay low with their dribble.

GPM: 72%
Retail: $24.99


POWERHANDZ
POWERHANDZ.COM

POPUP DEFENDER

POWERHANDZ POPUP DEFENDER is a compressed, collapsible 3-foot-5 statue that can be used as a defender for basketball, football and soccer.

GPM: 74%
Retail: $34.99

POWERHANDZ

DISTRIBUTION MODEL

ATHLETIC CONSUMER | REHAB CONSUMER

CONSUMER

RETAIL
Dick’ s Sporting Goods
Academy Sports
Big 5

ECOMMERCE
POWERHANDZ.COM
Amazon.com
Dicks.com

AFFILIATE PROGRAM
Over 100 Active Affiliates
Independant Sales Reps

MEDICAL SUPPLY
Cardinal
Medline

APP SUBSCRIPTIONS

TRADE SHOWS
APTA, AOTA, ASHT
CONFERENCES

CY 2022 45% = ATHLETIC / 46% = REHABILITATION / 9% = APP

OUR REACH



SOLD IN > 80 COUNTRIES

3 CERTIFIED MANUFACTURERS

SOCIAL MEDIA REACH > 9 MILLION FOLLOWERS

> 40 PRO TEAMS AND TRAINING FACILITIES USING POWERHANDZ

> 200 YOUTH CAMPS SUPPORTING THE NFLPA, NBAPA AND PERFECT GAME

2017 / 18 DALLAS MAVERICK BASKETBALL ACADEMY

> 3500 YOUTH AGES 10-16

2018 NFLPA YOUTH CAMPS PARTNERSHIP > 5000 YOUTH AGES 10-16

DEEP KNOWLEDGE & RELATIONSHIPS IN HEALTHCARE INDUSTRY

POWERHANDZ®

COMPETITIVE ADVANTAGE

- 3 FULLY PATENTED PRODUCTS
- 3 TRADEMARKS COMPLETED
- 5 PATENT PENDING PRODUCTS
- DESIGN & BRAND RECOGNITION
- LATEST TECHNOLOGY
- MULTI VERTICALS



POWERHANDZ

WHAT' S NEXT: PHYSICAL THERAPY MARKET

400K

400K Physical Therapist and Occupational Therapist In The US (Data USA 2014)

12.6M

12.6M Physician Visits for Hand and Finger, Wrist, Elbow Injuries (AAOS 2010)

500K

500K Carpal Tunnel Surgeries (NIH 2016)

Direct/MSC - Non-Tech PT

400K PT/OT x 40% Related Injuries = 160K Target Market

160K x 2% = **3,200 PT/OT**
3,200 x 300 annual patients = **960,000**
960K x 8% (2022) = **76,800 patients**
76,800 x 140 per/glove = **$10,752,000**

POWERHANDZ

POWERHANDZ REHAB GLOVES

WHAT’ S NEXT: REHABILITATION



Intrinsic Muscles
Extrinsic Muscles

Promotes:

- Entire Upper extremity (UE) kinetic chain
- Fine motor skills and coordination
- Neuromuscular Re-education
- Direct strengthening of wrist, hand and fingers
- Ue stabilization/sequencing
- Current prototype diagnosis range rotator cuff tear- carpel tunnel.
- >30 pts used current prototype
- Case studies w/ baylor rehab in march

PHASE 1 - REPLACE CURRENT DEVICE

Current Device: Foam Ball



PHASE 2 - ADD SENSOR TECHNOLOGY TO MEASURE GRIP STRENGTH



Dynamometer Device

POWERHANDZ®

WHAT'S NEXT: TECHNOLOGY SPORTS & REHAB

TRACK AND LOG

When using your Smart Phone and POWERHANDZ products you will be able to track everything from hand speed & reaction time to dexterity

SMART SENSORS

Technology Sensors will be added to the existing POWERHANDZ product line to provide performance metrics during training

POWERSENS APP

The PowerSens App will offer exclusive training content and performance metrics by product for a paid monthly subscription



POWERHANDZ®
SPEED
AVERAGE: 65%
PERSONAL BEST: 83%
62%
PRESSURE
AVERAGE: 38%
PERSONAL BEST: 52%
40%
CONSISTENCY
AVERAGE: 81%
PERSONAL BEST: 83%
75%
OVERALL PROGRESS
January
February
March
April

POWERHANDZ®

SALES PROJECTIONS



30.
28.
26.
24.
22.
20.
18.
16.
14.
12.
10.
8.
6.
4.
2.
0.
MILLIONS
2015
$640K
2016
$789K
2017
$661
2018
$1.59M
2019
$3.9M
2020
$8M
2021
$16.6M
2022
$26.7M
Athletic Revenue
Retail
App Subscriptions
PT Revenue

Disclaimer: These are predictions and cannot be guaranteed

POWERHANDZ®

WHAT'S NEXT: NEW OPPORTUNITY

INTERNATIONAL MARKETS

300M PLAY BASKETBALL IN CHINA

E-SPORTS

1.8B GAMERS
$109B 2017

LIFESTYLE

$81B GLOBAL FITNESS

POWERHANDZ®

POTENTIAL ACQUISITIONS

ATHLETIC PERFORMANCE

- UNDER ARMOUR ACQUIRES MAPMYFITNESS $150M
- UNDER ARMOUR ACQUIRES MYFITNESSPAL $475M
- EXOS ACQUIRES D1 SPORTS MEDICINE TO EXTEND $50M REVENUE PROJECTION ON PT SERVICES

TECHNOLOGY/ HEALTHCARE

- INTEL ACQUIRES START-UP VOKE; UNDISCLOSED AMOUNT
- INTEL SPORTS GROUP INVESTS $38M IN SPORTS TECH START-UPS

HEALTHCARE

- PATTERSON COMPANY ACQUIRES MOBILES HEALTHCARE
- MEDLINE ACQUIRES CENTURION MEDICAL

PRIVATE EQUITY

- STEELE POINTE CAPITAL ACQUIRES SKLZ; UNDISCLOSED AMOUNT
- GENSTAR CAPITAL INVESTS >$200M IN BLUE STAR SPORTS
- SAGARD/FAIRFAX HOLDINGS INC. ACQUIRES PERFORMANCE SPORTS GROUP LTD FOR $575M

POWERHANDZ®

THE ASK

$1.4M PREFERRED STOCK OFFERING / PRE MONEY VALUATION $5M / NON CASH NOTE CONVERSION OF $380K /


Other
$55,000
Rehab/E-Sports
Launch
$105,000
Technology
Development
$125,000
Inventory
$210,000
G&A
$125,000
Marketing
$250,000
Retail Expansion
$150,000

POWERHANDZ®

ADVISORS



TIM BROWN
2015 NFL HALL OF FAME INDUCTEE



PAT O'BRIEN
PROFESSIONAL GOLF INSTRUCTOR



DR. ISSAC NABORS
DIRECTOR, PHYSICAL THERAPY



RENJITH RAMACHANDRA
DIRECTOR, SPORTS AND REHAB TECHNOLOGY



CADE GRIFFIS,
CEO D-BAT



BILL BURGOS
NBA STRENGTH & CONDITIONING COACH



JACKSON
PRESIDENT OF FLUENT



CONNIE & BRIAN DAWKINS
NFL HALL OF FAME, 9X PRO BOWL AND 6X ALL-PRO



NANCY LIEBERMAN
BASKETBALL HALL OF FAME

POWERHANDZ®

FOUNDERS



DARNELL JONES
CO-FOUNDER

As a former professional athlete, Darnell Co-Founded and invented POWERHANDZ's first training product. As an entrepreneur and leader, Darnell successfully sold his first company in 2014 along with assisting several other start-up companies from inception to acquisition.



DANYEL SURRENCY JONES
CO-FOUNDER AND CEO

As CEO and Co-Founder of POWERHANDZ Inc., Danyel has more than 17 years of leadership experience. Previously, she held executive roles in marketing, sales, operations, and communications for leading medical device companies. MBA and Wharton Marketing Leadership Graduate.

POWERHANDZ®

POWER TO GIVE FOUNDATION


BUTLER

BUILDING CHARACTER THROUGH ATHLETES

POWER TO GIVE Foundation supports youth athletes growing up with dreams of becoming confident and successful individuals that are positively affecting the quality of life in their community. Through our programs, we seek to increase the awareness of the undisputed impact that athletic, education and career development training programs have on academic and athletic success; as well as overall stability of the communities we serve. A portion of every dollar that POWERHANDZ Inc. receives for its products are donated to POWER TO GIVE iniatives with a mission to develop targeted programs for youth in underserved communities that increase a commitment to athletic and academic excellence.


WE LOOK FORWARD TO PARTNERING WITH YOU
— POWERHANDZ BRAND AMBASSADORS —
LAUREN CHAMBERLAIN
PROFESSIONAL SOFTBALL PLAYER
JJ WILCOX
NFL SAFETY
ANDRE WARD
LIGHT HEAVYWEIGHT CHAMPION
ISAIAH THOMAS
NBA POINT GUARD
DAVID ORTIZ
3X WORLD CHAMPION & 9X ALL STAR